THE ALPINE GROUP, INC.
ONE MEADOWLANDS PLAZA
SUITE 801
EAST RUTHERFORD, NEW JERSEY 07073

Telephone
(201) 549-4400
Telecopy
(201) 549-4428

March 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Ladies and Gentlemen:

Reference is made to response letter being sent today to the Securities and Exchange Commission (the “Commission”) by David Owen on behalf of The Alpine Group, Inc. (the “Company”), in connection with the Form 8-K Item 4.01 and Form 10-Q/A for the Quarter ended September 30, 2005 of the Company. In connection with such filings and such response letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to the disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE ALPINE GROUP, INC.

By: /s/ Stewart H. Wahrsager
Stewart H Wahrsager
Senior Vice-President
General Counsel and Corporate Secretary